Filed Pursuant to Rule 424(b)(3)
Registration No.  333-133387

Prospectus Supplement No. 10
(to Prospectus dated May 10, 2006)

This Prospectus Supplement No. 10 supplements and amends the prospectus dated May 10, 2006, or the Original Prospectus, and the other Prospectus Supplements thereto, dated May 12, 2006, June 22, 2006, June 28, 2006, July 5, 2006, August 9, 2006, August 10, 2006, and August 14, 2006, which we refer to collectively as the Prospectus.  The Prospectus relates to the sale from time to time of up to 9,420,291 shares of common stock of Sunesis Pharmaceuticals, Inc. (the Company”) by certain selling stockholders.  Of the 9,420,291 shares covered hereby, 7,246,377 are outstanding shares held by the selling stockholders and 2,173,914 are shares reserved for issuance by us in the event the selling stockholders exercise warrants to purchase shares of common stock.  The shares issuable upon exercise of the warrants will become eligible for disposition by the selling stockholders only as the warrants are exercised. We will not receive any of the proceeds from the sale of shares by the selling stockholders.  We will receive proceeds from any cash exercise of warrants by the selling stockholders.

On November 7, 2006, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to the Executive Severance Benefits Agreement (the “Executive Agreement”) entered into between the Company and Daryl B. Winter, Ph.D. on November 1, 2006, pursuant to which Dr. Winter would resign as the Company’s General Counsel at which time he will become the Company’s  Senior Vice President of Intellectual Property.  Dr. Winter will resign as Corporate Secretary effective December 6, 2006.  The information set forth below supplements and amends the information contained in the Prospectus.

This Prospectus Supplement No. 10 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 10 supersedes the information contained in the Prospectus.

Our common stock is traded on the Nasdaq National Market under the symbol “SNSS.”  On November 8, 2006, the closing price of our common stock was $4.90.

Investing in our common stock involves risk.  See “Risk Factors” beginning on page 1 of the Original Prospectus, page 22 of Prospectus Supplement No. 1, page 22 of Prospectus Supplement No. 7, and page 22 of Prospectus Supplement No. 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 10 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 10 is November 9, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2006

SUNESIS PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51531	94-3295878
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

341 Oyster Point Boulevard
South San Francisco, California	94080
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 266-3500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.         Entry into a Material Definitive Agreement.

On November 1, 2006, Sunesis Pharmaceuticals, Inc. (the “Company”), and Daryl B. Winter, Ph.D., entered into an Executive Severance Benefits Agreement (the “Executive Agreement”) pursuant to which Dr. Winter would resign as General Counsel at which time he will become the Company’s  Senior Vice President of Intellectual Property.  Dr. Winter will resign as Corporate Secretary effective December 6, 2006.  In connection with the Executive Agreement, the Company and Dr. Winter also entered into a Letter Agreement (the “Letter Agreement”) on November 1, 2006.  Except as provided by the Letter Agreement, the Executive Agreement supersedes Dr. Winter’s Executive Severance Benefits Agreement with the Company dated August 4, 2005 (the “Prior Agreement”).  A brief description of the terms and conditions of these agreements is provided below.  These descriptions are summaries only, are not necessarily complete, and are qualified by the full text of the underlying contracts, each of which is filed as an exhibit to this Current Report on Form 8-K.

Executive Severance Benefits Agreement. Under the Executive Agreement, upon a change of control of the Company (a “Change of Control”), 50% of Dr. Winter’s then outstanding stock awards will become immediately and fully vested and exercisable.  In addition, if Dr. Winter’s employment with the Company is terminated without cause or he is constructively terminated within 12 months following a Change of Control, he is entitled to receive a lump sum payment equal to 14 months of his base salary, a lump sum payment equal to 117% of his target bonus for the fiscal year during which the termination occurs, continued health benefits for 14 months following termination and all of his then-outstanding stock awards will become immediately and fully vested and exercisable.

If Dr. Winter’s employment is terminated without cause or he is constructively terminated prior to, or more than 12 months following, a Change of Control, he is entitled to receive a payment equal to 9 months of his base salary payable in 9 monthly installments, continued health benefits for 9 months and 12 months of accelerated vesting and/or exercisability of his then outstanding stock awards. Any benefits provided to Dr. Winter under the Executive Agreement will be reduced to the extent a reduction would allow Dr. Winter to receive a greater after-tax payment following the assessment of certain excise taxes imposed under Section 4999 of the Internal Revenue Code.  Dr. Winter’s receipt of any severance benefits is subject to his execution of a release in favor of the Company.

The Executive Agreement also provides that the Company will continue to pay the costs of his state bar association dues, his required continuing legal education courses and those professional education programs reasonably necessary for the performance of his duties as the Senior Vice President of Intellectual Property.

Letter Agreement.  Under the Letter Agreement, the Company agrees that upon Dr. Winter’s resignation on or before the earlier of (i) the first anniversary following the Company hiring a new General Counsel, or (ii) April 30, 2008, Dr. Winter will be considered to have constructively terminated employment with the Company under the Prior Agreement.  The Prior Agreement provides that upon such a constructive termination, Dr. Winter is entitled to receive a payment equal to 9 months of his base salary paid in 9 monthly installments, continued health benefits for 9 months and 12 months of accelerated vesting and/or exercisability of his then outstanding stock awards.  In the event of a termination of Dr. Winter’s employment for cause, Dr. Winter shall not be entitled to any of these benefits.  In addition, the Letter Agreement provides that the provisions of the Executive Agreement will take effect after the earlier of (i) the first anniversary of the hiring of a new General Counsel, or (ii) April 30, 2008.

Item 1.02.         Termination of a Material Definitive Agreement.

See Item 1.01.

Item 9.01.         Financial Statements and Exhibits.

(d)  Exhibits.

99.1	Executive Severance Benefits Agreement, dated November 1, 2006, by and between the Registrant and Daryl B. Winter, Ph.D.
99.2	Letter Agreement, dated November 1, 2006, by and between the Registrant and Daryl B. Winter, Ph.D.

* * * * * * * * *

2

SIGNATURE(S)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNESIS PHARMACEUTICALS, INC.
Date: November 7, 2006
By: /s/ERIC H. BJERKHOLT
Eric H. Bjerkholt
Senior Vice President, Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
99.1	Executive Severance Benefits Agreement, dated November 1, 2006, by and between the Registrant and Daryl B. Winter, Ph.D.
99.2	Letter Agreement, dated November 1, 2006, by and between the Registrant and Daryl B. Winter, Ph.D.

Exhibit 99.1

EXECUTIVE SEVERANCE BENEFITS AGREEMENT

This EXECUTIVE SEVERANCE BENEFITS AGREEMENT (the “Agreement”) is entered into this first day of November, 2006 (the “Effective Date”), between DARYL B. WINTER, PH.D. (“Executive”) and SUNESIS PHARMACEUTICALS, INC. (the “Company”). This Agreement is intended to provide Executive with the compensation and benefits described herein upon the occurrence of specific events.  Certain capitalized terms used in this Agreement are defined in Article 6.

The Company and Executive hereby agree as follows:

ARTICLE 1

SCOPE OF AND CONSIDERATION FOR THIS AGREEMENT

1.1          Position and Duties.  Executive is currently employed by the Company as Senior Vice President of Intellectual Property (IP).  Executive has overall responsibility for the Company’s IP functions..  Executive reports directly to the Chief Executive Officer or to the General Counsel at the Company’s option.

1.2          Restrictions.  During his employment by the Company, Executive agrees to the best of his ability and experience that he will at all times loyally and conscientiously perform all of the duties and obligations required of and from him as Senior Vice President of IP.  During the term of his employment, Executive further agrees that he will devote all of his business time and attention to the business of the Company, the Company will be entitled to all of the benefits and profits arising from or incident to all such work, services and advice, Executive will not render commercial or professional services of any nature to any person or organization, whether or not for compensation, without the prior written consent of the Board, and Executive will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of the Company.  Nothing in this Agreement will prevent Executive from accepting speaking or presentation engagements in exchange for honoraria or from service on boards of charitable organizations or otherwise participating in civic, charitable or fraternal organizations, or from owning no more than one percent (1%) of the outstanding equity securities of a corporation whose stock is listed on a national stock exchange.  It is contemplated that Executive may serve on boards of directors of other, non-competitive companies and the Board will not unreasonably withhold its consent from such participation.  Such participation shall not exceed the greater of six (6) days per year or such number of days as is required for Executive to serve on the board of directors of one (1) such company.

1.3          Professional Requirements.  The Company shall pay the costs of Executive’s State Bar dues, his required Continuing Legal Education courses and those professional education programs reasonably necessary for the performance of Executive’s duties as SVP of IP.  Executive’s participation in such programs will be considered work time and the travel expenses associated with attendance at such conferences will be paid according to the Company’s expense reimbursement policies.

1.4          Confidential Information and Invention Assignment Agreement.  Executive acknowledges that he has previously executed and delivered to an officer of the Company the Company’s Confidential Information and Invention Assignment Agreement (the “Confidentiality Agreement”) and that the Confidentiality Agreement remains in full force and effect.

1.5          Confidentiality of Terms.  Executive agrees to follow the Company’s strict policy that employees must not disclose, either directly or indirectly, any information, including any of the terms of this Agreement, regarding salary, bonuses, or stock purchase or option allocations to any person, including other employees of the Company; provided, however, that Executive may discuss such terms with members of his immediate family and any legal, tax or accounting specialists who provide Executive with individual legal, tax or accounting advice, and Executive may discuss such terms with other employees of the Company on a need to know basis if required to carry out Executive’s duties as the Company’s SVP of IP or at the request of the Board or any other superior officer of the Company.

1.6          Benefits Upon Change of Control.  The Company and Executive wish to set forth the compensation and benefits which Executive shall be entitled to receive in the event of a Change of Control or if Executive’s employment with the Company is terminated under the circumstances described herein.

1.7          Consideration.  The duties and obligations of the Company to Executive under this Agreement shall be in consideration for Executive’s past services to the Company, Executive’s continued employment with the Company, and Executive’s execution of a release in accordance with Section 4.1.

1.8          Prior Agreement.  Except as provided in the accompanying Letter of Agreement dated November 1, 2006, Exhibit C, this Agreement shall supersede any other agreement relating to severance benefits in the event of Executive’s severance from employment.

ARTICLE 2

OPTION ACCELERATION

2.1          Change of Control Option Acceleration.  In the event of a Change of Control, the vesting and/or exercisability of fifty percent (50%) of Executive’s outstanding Stock Awards shall be automatically accelerated immediately prior to the effective date of such Change of Control.

2.2          Constructive Termination Option Acceleration.

(a)           In the event of a Covered Termination of Executive’s employment prior to or more than twelve (12) months following the effective date of a Change of Control, the vesting and/or exercisability of each of Executive’s outstanding Stock Awards shall be automatically accelerated on the date of termination as to the number of Stock Awards that would vest over the twelve (12) month period following the date of termination had Executive remained continuously employed by the Company during such period.

(b)           In the event of a Covered Termination of Executive’s employment within twelve (12) months following the effective date of a Change of Control, the vesting and/or exercisability of one hundred percent (100%) of Executive’s outstanding Stock Awards shall be automatically accelerated on the date of termination.

2.3          Outstanding Stock Awards.  For the avoidance of doubt, the fifty percent (50%), twelve (12) month and one hundred percent (100%) accelerated vesting described in Sections 2.1 and 2.2 shall apply toward that portion of Executive’s outstanding Stock Awards that are unvested as of the date of accelerated vesting.

ARTICLE 3

SEVERANCE BENEFITS

3.1          Severance Benefits.  A Covered Termination of Executive’s employment prior to or more than twelve (12) months following the effective date of a Change of Control entitles Executive to receive the benefits set forth in this Section 3.1.

(a)           Base Salary.  The Company shall pay to Executive an amount equal to nine (9) months’ Base Salary.  Such severance amount shall be paid over the nine (9) month period commencing on the date of termination in equal monthly installments and shall be subject to all required tax withholding.

(b)           Health Benefits.  Provided that Executive elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall pay the premiums of Executive’s group health insurance coverage, including coverage for Executive’s eligible dependents, for a maximum period of nine (9) months following such Covered Termination; provided, however, that the Company shall pay premiums for Executive’s eligible dependents only for coverage for which those eligible dependents were enrolled immediately prior to the Covered Termination.  It being understood that it shall be Executive’s sole responsibility to elect continuation of coverage pursuant to COBRA in the first instance.  No premium payments will be made following the effective date of Executive’s coverage by a health insurance plan of a subsequent employer.  For the balance of the period that Executive is entitled to coverage under federal COBRA law, if any, Executive shall be entitled to maintain such coverage at Executive’s own expense.

3.2          Change of Control Severance Benefits.  A Covered Termination of Executive’s employment within twelve (12) months following the effective date of a Change of Control entitles Executive to receive the benefits set forth in this Section 3.2.

(a)           Base Salary.  The Company shall pay to Executive an amount equal to fourteen (14) months’ Base Salary.  Such severance amount shall be paid in cash in a lump sum within thirty (30) days following the Covered Termination and shall be subject to all required tax withholding.

(b)           Bonus.  The Company shall pay to Executive an amount equal to fourteen twelfths (14/12ths) of Executive’s target annual bonus for the fiscal year during which the Covered Termination occurs, with such bonus determined assuming that all of the performance objectives for such fiscal year have been attained.  Such severance amount shall be paid in cash in a lump sum within thirty (30) days following the Covered Termination and shall be subject to all required tax withholding.

(c)           Health Benefits.  Provided that Executive elects continued coverage under federal COBRA law, the Company shall pay the premiums of Executive’s group health insurance coverage, including coverage for Executive’s eligible dependents, for a maximum period of fourteen (14) months following such Covered Termination; provided, however, that the Company shall pay premiums for Executive’s eligible dependents only for coverage for which those eligible dependents were enrolled immediately prior to the Covered Termination.  It being understood that it shall be Executive’s sole responsibility to elect continuation of coverage pursuant to COBRA in the first instance.  No premium payments will be made following the effective date of Executive’s coverage by a health insurance plan of a subsequent employer.  For the balance of the period that Executive is entitled to coverage under federal COBRA law, if any, Executive shall be entitled to maintain such coverage at Executive’s own expense.

(d)           No Duplication of Benefits.  The payments and benefits provided for in this Section 3.2 shall only be payable in the event of a Covered Termination of Executive’s employment within twelve (12) months following the effective date of a Change of Control.  In the event of a Covered Termination of Executive’s employment prior to or more than twelve (12) months following a Change Control, then Executive shall receive the payments and benefits described in Section 3.1 and shall not be eligible to receive any of the payments and benefits described in this Section 3.2.

3.3          Other Terminations.  If Executive’s employment is terminated by the Company for Cause, by Executive other than pursuant to a Constructive Termination or as a result of Executive’s death or disability, the Company shall not have any other or further obligations to Executive under this Agreement (including any financial obligations) except that Executive shall be entitled to receive (a) Executive’s fully earned but unpaid base salary, through the date of termination at the rate then in effect, and (b) all other amounts or benefits to which Executive is entitled under any compensation, retirement or benefit plan or practice of the Company at the time of termination in accordance with the terms of such plans or practices, including, without limitation, any continuation of benefits required by federal COBRA law or applicable law.  In addition, subject to the provisions of the Company’s equity compensation plans and the terms of Executive’s Stock Awards, if Executive’s employment is terminated by the Company for Cause, by Executive other than pursuant to a Constructive Termination or as a result of Executive’s death or disability, all vesting of Executive’s unvested Stock Awards previously granted to him by the Company shall cease and none of such unvested Stock Awards shall be exercisable following the date of such termination.  The foregoing shall be in addition to, and not in lieu of, any and all other rights and remedies which may be available to the Company under the circumstances, whether at law or in equity.

3.4          Mitigation.  Except as otherwise specifically provided herein, Executive shall not be required to mitigate damages or the amount of any payment provided under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by Executive as a result of employment by another employer or by any retirement benefits received by Executive after the date of the Covered Termination.

3.5          Exclusive Remedy.  Except as otherwise expressly required by law (e.g., COBRA) or as specifically provided herein, all of Executive’s rights to salary, severance, benefits, bonuses and other amounts hereunder (if any) accruing after the termination of Executive’s employment shall cease upon such termination.  In the event of a termination of Executive’s employment with the Company, Executive’s sole remedy shall be to receive the payments and benefits described in this Agreement.

ARTICLE 4

LIMITATIONS AND CONDITIONS ON BENEFITS

4.1          Release Prior to Payment of Benefits.  Upon the occurrence of a Covered Termination of Executive’s employment, and prior to the payment of any benefits under this Agreement on account of such Covered Termination, Executive shall execute a release (the “Release”) in the form attached hereto and incorporated herein as Exhibit A or Exhibit B, as applicable.  Such Release shall specifically relate to all of Executive’s rights and claims in existence at the time of such execution and shall confirm Executive’s obligations under the Confidentiality Agreement.  It is understood that, as specified in the applicable Release, Executive has a certain number of calendar days to consider whether to execute such Release, and Executive may revoke such Release within seven (7) calendar days after execution.  In the event Executive does not execute such Release within the applicable period, or if Executive revokes such Release within the subsequent seven (7) day period, no benefits shall be payable under this Agreement.

4.2          Termination of Benefits.  Benefits under this Agreement shall terminate immediately if the Executive, at any time, violates any proprietary information or confidentiality obligation to the Company, including, without limitation, the Confidentiality Agreement.

ARTICLE 5

PARACHUTE PAYMENTS

5.1          Best Pay Provision.  Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any Payment under this Agreement would, when combined with all other Payments Executive receives from the Company or any successor or parent or subsidiary thereof, but for this Article 5, be subject to the Excise Tax, then such Payments shall be either (a) the full amount of such Payments or (b) such lesser amount (with cash payments being reduced before stock option compensation) as would result in no portion of the Payments being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local employment taxes, income taxes and the Excise Tax, results in Executive’s receipt, on an after-tax basis, of the greater amount of the Payments notwithstanding that all or some portion of the Payments may be subject to the Excise Tax.

5.2          Determinations.  All determinations required to be made under this Article 5, including whether and to what extent the Payments shall be reduced and the assumptions to be utilized in arriving at such determination, shall be made by the nationally recognized certified public accounting firm used by the Company immediately prior to the Change of Control or, if such firm declines to serve, such other nationally recognized certified public accounting firm as may be designated by the Executive (the “Accounting Firm”).  The Accounting Firm shall provide detailed supporting calculations both to the Company and the Executive at such time as is requested by the Company.  All fees and expenses of the Accounting Firm shall be borne solely by the Company.  Any determination by the Accounting Firm shall be binding upon the Company and the Executive.  For purposes of making the calculations required by this Article 5, the Accounting Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good-faith interpretations concerning the application of Sections 280G and 4999 of the Code.

ARTICLE 6

DEFINITIONS

For purposes of the Agreement, the following terms are defined as follows:

6.1          “Base Salary” means Executive’s annual base salary as in effect during the last regularly scheduled payroll period immediately preceding the Covered Termination.

6.2          “Board” means the Board of Directors of the Company.

6.3          “Cause” means that, in the reasonable determination of the Company, Executive:

(a)           has committed an act of fraud or embezzlement or has intentionally committed some other illegal act that has a material adverse impact on the Company or any successor or parent or subsidiary thereof;

(b)           has been convicted of, or entered a plea of “guilty” or “no contest” to, a felony which causes or may reasonably be expected to cause substantial economic injury to or substantial injury to the reputation of the Company or any subsidiary or affiliate of the Company;

(c)           has made any unauthorized use or disclosure of confidential information or trade secrets of the Company or any successor or parent or subsidiary thereof that has a material adverse impact on any such entity;

(d)           has committed any other intentional misconduct that has a material adverse impact on the Company or any successor or parent or subsidiary thereof, or

(e)           has intentionally refused or intentionally failed to act in accordance with any lawful and proper direction or order of the Board or the appropriate individual to whom Executive reports; provided such direction is not materially inconsistent with the Executive’s customary duties and responsibilities.

6.4          “Change of Control” means and includes each of the following:

(a)           the acquisition, directly or indirectly, by any “person” or “group” (as those terms are defined in Sections 3(a)(9), 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) of “beneficial ownership” (as determined pursuant to

Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of securities entitled to vote generally in the election of directors (“voting securities”) of the Company that represent fifty percent (50%) or more of the combined voting power of the Company’s then outstanding voting securities, other than:

(i)            an acquisition by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company or by any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company, or

(ii)           an acquisition of voting securities by the Company or a corporation owned, directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company;

Notwithstanding the foregoing, the following event shall not constitute an “acquisition” by any person or group for purposes of this Section: an acquisition of the Company’s securities by the Company that causes the Company’s voting securities beneficially owned by a person or group to represent fifty percent (50%) or more of the combined voting power of the Company’s then outstanding voting securities; provided, however, that if a person or group shall become the beneficial owner of fifty percent (50%) or more of the combined voting power of the Company’s then outstanding voting securities by reason of share acquisitions by the Company as described above and shall, after such share acquisitions by the Company, become the beneficial owner of any additional voting securities of the Company, then such acquisition shall constitute a Change of Control; or

(b)           the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)            which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii)           after which no person or group beneficially owns voting securities representing fifty percent (50%) or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning fifty percent (50%) or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(c)           the Company’s stockholders approve a liquidation or dissolution of the Company.

Notwithstanding the foregoing, a transaction shall not constitute a Change of Control if: (i) it constitutes the Company’s initial public offering of its securities; or (ii) it is a transaction effected primarily for the purpose of financing the Company with cash (as determined by the Board in its discretion and without regard to whether such transaction is effectuated by a merger, equity financing or otherwise).  The Board shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change of Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change of Control and any incidental matters relating thereto.

6.5          “Code” means the Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations thereunder.

6.6          “Company” means Sunesis Pharmaceuticals, Inc. or, following a Change of Control, the surviving entity resulting from such transaction.

6.7          “Constructive Termination” means that Executive voluntarily terminates employment after any of the following are undertaken without Executive’s express written consent:

(a)           the removal of or a material reduction in the nature or scope of Executive’s responsibilities, or the assignment to Executive of duties that are materially inconsistent with Executive’s position;

(b)           other than as a result from a Change in Control, a change in the Executive’s direct reporting relationship so that Executive no longer reports directly to the Company’s (or its successor’s) most senior executive officer or General Counsel;

(c)           a reduction in Executive’s base salary, unless the base salaries of all other executives are similarly reduced;

(d)           a reduction in Executive’s target bonus within twelve (12) months following the effective date of a Change of Control, unless the target bonuses of all other executives are similarly reduced; or

(e)           a relocation of Executive’s place of employment by more than thirty (30) miles from such Executive’s place of employment on the Effective Date.

The termination of Executive’s employment as a result of Executive’s death or disability will not be deemed to be a Constructive Termination.

6.8          “Covered Termination” means an Involuntary Termination Without Cause or a Constructive Termination.

6.9          “Excise Tax” means the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

6.10        “Involuntary Termination Without Cause” means Executive’s dismissal or discharge other than for Cause.  The termination of Executive’s employment as a result of Executive’s death or disability will not be deemed to be an Involuntary Termination Without Cause.

6.11        A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive, whether paid or payable pursuant to this Agreement or otherwise.

6.12        “Stock Awards” means all stock options, restricted stock and such other awards granted pursuant to the Company’s stock option and equity incentive award plans or agreements and any shares of stock issued upon exercise thereof.

ARTICLE 7

GENERAL PROVISIONS

7.1          Employment Status.  This Agreement does not constitute a contract of employment or impose upon Executive any obligation to remain as an employee, or impose on the Company any obligation (a) to retain Executive as an employee, (b) to change the status of Executive as an at-will employee, or (c) to change the Company’s policies regarding termination of employment.

7.2          Notices.  Any notices provided hereunder must be in writing, and such notices or any other written communication shall be deemed effective upon the earlier of personal delivery (including personal delivery by facsimile) or the third day after mailing by first class mail to the Company at its primary office location and to Executive at Executive’s address as listed in the Company’s payroll records.  Any payments made by the Company to Executive under the terms of this Agreement shall be delivered to Executive either in person or at the address as listed in the Company’s payroll records.

7.3          Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provisions had never been contained herein.

7.4          Waiver.  If either party should waive any breach of any provisions of this Agreement, he or it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

7.5          Arbitration.  Any dispute, claim or controversy based on, arising out of or relating to Executive’s employment or this Agreement shall be settled by final and binding arbitration in San Mateo County, California, before a single neutral arbitrator in accordance with the National Rules for the Resolution of Employment Disputes (the “Rules”) of the American Arbitration Association, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction.  Arbitration may be compelled pursuant to the California Arbitration Act (Code of Civil Procedure §§ 1280 et seq.).  If the parties are unable to agree upon an arbitrator, one shall be appointed by the AAA in accordance with its Rules.  Each party shall pay the fees of its own attorneys, the expenses of its witnesses and all other expenses connected with presenting its case; however, Executive and the Company agree that, to the extent permitted by law, the arbitrator may, in his discretion, award reasonable attorneys’ fees to the prevailing party.  Other costs of the arbitration, including the cost of any record or transcripts of the arbitration, AAA’s administrative fees, the fee of the arbitrator, and all other fees and costs, shall be borne by the Company.  This Section 7.5 is intended to be the exclusive method for resolving any and all claims by the parties against each other for payment of damages under this Agreement or relating to Executive’s employment; provided, however, that neither this Agreement nor the submission to arbitration shall limit the parties’ right to seek provisional relief, including, without limitation, injunctive relief, in any court of competent jurisdiction pursuant to California Code of Civil Procedure § 1281.8 or any similar statute of an applicable jurisdiction.  Seeking any such relief shall not be deemed to be a waiver of such party’s right to compel arbitration.  Both Executive and the Company expressly waive their right to a jury trial. Pursuant to California Civil Code Section 1717, each party warrants that it was represented by counsel in the negotiation and execution of this Agreement, including the attorneys’ fees provision herein.

7.6          Complete Agreement.  Except as provided in the accompanying Letter of Agreement dated November 1, 2006, Exhibit C, this Agreement, including Exhibit A and Exhibit B, constitutes the entire agreement between Executive and the Company and is the complete, final, and exclusive embodiment of their agreement with regard to this subject matter, wholly superseding all written and oral agreements with respect to severance benefits to Executive in the event of employment termination.  It is entered into without reliance on any promise or representation other than those expressly contained herein.  Notwithstanding anything herein to the contrary, this Agreement shall not supersede any indemnification agreement between Executive and the Company.

7.7          Amendment or Termination of Agreement.  This Agreement may be changed or terminated only upon the mutual written consent of the Company and Executive.  The written consent of the Company to a change or termination of this Agreement must be signed by an executive officer of the Company after such change or termination has been approved by the Board.

7.8          Counterparts.  This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

7.9          Headings.  The headings of the Articles and Sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

7.10        Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive, and the Company, and any surviving entity resulting from a Change of Control and upon any other person who is a successor by merger, acquisition, consolidation or otherwise to the business formerly carried on by the Company, and their respective successors, assigns, heirs, executors and administrators, without regard to whether or not such person actively assumes any rights or duties hereunder; provided, however, that Executive may not assign any duties hereunder and may not assign any rights hereunder without the written consent of the Company, which consent shall not be withheld unreasonably.

7.11        Choice of Law.  All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of the State of California, without regard to such state’s conflict of laws rules.

7.12        Non-Publication.  The parties mutually agree not to disclose publicly the terms of this Agreement except to the extent that disclosure is mandated by applicable law or regulation or to their respective advisors (e.g., attorneys, accountants).

7.13        Construction of Agreement.  In the event of a conflict between the text of the Agreement and any summary, description or other information regarding the Agreement, the text of the Agreement shall control.

7.14        Code Section 409A.  This Agreement shall be interpreted, construed and administered in a manner that satisfies the requirements of Sections 409A of the Code, and any payment scheduled to be made hereunder that would otherwise violate Section 409A of the Code shall be delayed to the extent necessary for this Agreement and such payment to comply with Section 409A of the Code.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this Agreement on the Effective Date written above.

SUNESIS PHARMACEUTICALS, INC.	DARYL B. WINTER, PH.D.

By:
Name:
Title:

Exhibit A:  Release (Individual Termination)

Exhibit B:  Release (Group Termination)

EXHIBIT A

RELEASE
(INDIVIDUAL TERMINATION)

Certain capitalized terms used in this Release are defined in the Executive Severance Benefits Agreement (the “Agreement”) which I have executed and of which this Release is a part.

I hereby confirm my obligations under the Company’s proprietary information and inventions agreement.

I acknowledge that I have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”  I hereby expressly waive and relinquish all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to my release of any claims I may have against the Company.

Except as otherwise set forth in this Release, I hereby release, acquit and forever discharge the Company, its parents and subsidiaries, and their officers, directors, agents, servants, employees, shareholders, successors, assigns and affiliates, of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed (other than any claim for indemnification I may have as a result of any third party action against me based on my employment with the Company), arising out of or in any way related to agreements, events, acts or conduct at any time prior to the date I execute this Release, including, but not limited to:  all such claims and demands directly or indirectly arising out of or in any way connected with my employment with the Company or the termination of that employment, including but not limited to, claims of intentional and negligent infliction of emotional distress, any and all tort claims for personal injury, claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of disputed compensation; claims pursuant to any federal, state or local law or cause of action including, but not limited to, the federal Civil Rights Act of 1964, as amended; the federal Age Discrimination in Employment Act of 1967, as amended (“ADEA”); the federal Employee Retirement Income Security Act of 1974, as amended; the federal Americans with Disabilities Act of 1990; the California Fair Employment and Housing Act, as amended; tort law; contract law; statutory law; common law; wrongful discharge; discrimination; fraud; defamation; emotional distress; and breach of the implied covenant of good faith and fair dealing; provided, however, that nothing in this paragraph shall be construed in any way to release the Company from its obligation to indemnify me pursuant to the Company’s indemnification obligation pursuant to agreement or applicable law.

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I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under ADEA.  I also acknowledge that the consideration given under the Agreement for the waiver and release in the preceding paragraph hereof is in addition to anything of value to which I was already entitled.  I further acknowledge that I have been advised by this writing, as required by the ADEA, that:  (A) my waiver and release do not apply to any rights or claims that may arise on or after the date I execute this Release; (B) I have the right to consult with an attorney prior to executing this Release; (C) I have twenty-one (21) days to consider this Release (although I may choose to voluntarily execute this Release earlier); (D) I have seven (7) days following the execution of this Release by the parties to revoke the Release; and (E) this Release shall not be effective until the date upon which the revocation period has expired, which shall be the eighth day after this Release is executed by me.

Daryl Winter

Date:

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EXHIBIT B

RELEASE
(GROUP TERMINATION)

Certain capitalized terms used in this Release are defined in the Executive Severance Benefits Agreement (the “Agreement”) which I have executed and of which this Release is a part.

I hereby confirm my obligations under the Company’s proprietary information and inventions agreement.

I acknowledge that I have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”  I hereby expressly waive and relinquish all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to my release of any claims I may have against the Company.

Except as otherwise set forth in this Release, I hereby release, acquit and forever discharge the Company, its parents and subsidiaries, and their officers, directors, agents, servants, employees, shareholders, successors, assigns and affiliates, of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed (other than any claim for indemnification I may have as a result of any third party action against me based on my employment with the Company), arising out of or in any way related to agreements, events, acts or conduct at any time prior to the date I execute this Release, including, but not limited to:  all such claims and demands directly or indirectly arising out of or in any way connected with my employment with the Company or the termination of that employment, including but not limited to, claims of intentional and negligent infliction of emotional distress, any and all tort claims for personal injury, claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of disputed compensation; claims pursuant to any federal, state or local law or cause of action including, but not limited to, the federal Civil Rights Act of 1964, as amended; the federal Age Discrimination in Employment Act of 1967, as amended (“ADEA”); the federal Employee Retirement Income Security Act of 1974, as amended; the federal Americans with Disabilities Act of 1990; the California Fair Employment and Housing Act, as amended; tort law; contract law; statutory law; common law; wrongful discharge; discrimination; fraud; defamation; emotional distress; and breach of the implied covenant of good faith and fair dealing; provided, however, that nothing in this paragraph shall be construed in any way to release the Company from its obligation to indemnify me pursuant to the Company’s indemnification obligation pursuant to agreement or applicable law.

I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under ADEA.  I also acknowledge that the consideration given under the Agreement for the waiver and release in the preceding paragraph hereof is in addition to anything of value to which I was already entitled.  I further acknowledge that I have been advised by this writing, as required by the ADEA, that:  (A) my waiver and release do not apply to any rights or claims that may arise on or after the date I execute this Release; (B) I have the right to consult with an attorney prior to executing this Release; (C) I have forty-five (45) days to consider this Release (although I may choose to voluntarily execute this Release earlier); (D) I have seven (7) days following the execution of this Release by the parties to revoke the Release; (E) this Release shall not be effective until the date upon which the revocation period has expired, which shall be the eighth day after this Release is executed by me; and (F) I have  received with this Release a detailed list of the job titles and ages of all employees who were terminated in this group termination and the ages of all employees of the Company in the same job classification or organizational unit who were not terminated.

DARYL WINTER

Date:

EXHIBIT 99.2

Letter of Agreement

Certain terms used in this Letter Agreement are defined in the Executive Severance Benefits Agreement between the Company and Executive dated August 16, 2005 (the “General Counsel Agreement”), which is specifically incorporated by reference.

Whereas the Company requests that Daryl Winter (the “Executive”) accept a change in assignment and resign as Senior Vice President, General Counsel and Corporate Secretary and accept the appointment of Senior Vice President of Intellectual Property (IP)  for the Company.

Whereas the Executive agrees to accept the change in assignment described above provided that the Company grants the Executive the right to elect, at his discretion, the Constructive Termination provisions of Article 6.7 of the General Counsel Agreement until the first anniversary following the hiring of a new General Counsel, and thereafter to accept the severance provisions of the November 1, 2006 Executive Severance Agreement.

Now therefore:

(f)                                    Executive hereby resigns as Senior Vice President (SVP), General Counsel effective November 1, 2006.  Executive hereby resigns as Corporate Secretary effective December 6, 2006.

(g)                                 Executive hereby accepts the new position of Senior Vice President (SVP) of IP effective November 1, 2006.

(h)                                 The Company agrees that all of the option acceleration of Section 2.2(a) and the severance benefits of Section 3.1 of the General Counsel Agreement will be honored as a Covered Termination upon the Executive’s  resignation on or before (i) the first anniversary following the hiring of a new General Counsel, or (ii) April 30, 2008, whichever is earlier.  The Company shall at all times retain the right to terminate the Executive’s employment with or without Cause, as defined in the General Counsel Agreement.  In the event of a termination of the Executive’s employment for Cause, the Executive shall not be entitled to any option acceleration or severance benefits.

(i)                                     The Company and Executive agree that after (i) the first anniversary of the hiring of a new General Counsel, or (ii) April 30, 2008, whichever is earlier, the provisions of the November 1, 2006 Executive Severance Benefits Agreement will take affect.

(j)                                     The Company agrees that Executive shall retain his current salary and be eligible for bonus payouts, merit increases, equity awards and benefits (including severance) consistent with those awarded to other Executives of the same grade (SVP), subject to performance-based adjustments.

IN WITNESS WHEREOF, the parties have executed this Agreement on the Effective Date written above.

SUNESIS PHARMACEUTICALS, INC.	DARYL B. WINTER, PH.D.

By: /s/ Daniel N. Swisher	/s/ Daryl B. Winter, Ph.D.
Name: Daniel N. Swisher
Title: President and Chief Executive Officer

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